   As filed with the Securities and Exchange Commission on November 8, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                  SCHEDULE TO

                                (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Final Amendment
                                      and
                       Amendment No. 1 to Schedule 13D)

                               -----------------

                      Sensormatic Electronics Corporation
                      (Name of subject company (issuer))

                               -----------------

                            Tyco International Ltd.
                                      and
                       Tyco Acquisition Corp. XXIV (NV)
                                  (Offerors)
(Names of filing persons (identifying status as offeror, issuer or other person))

                    Common Stock, par value $0.01 per share
                        (Title of class of securities)

                                   817265101
                     (CUSIP number of class of securities)

                                Mark H. Swartz
                       c/o Tyco International (US) Inc.
                                 One Tyco Park
                          Exeter, New Hampshire 03833
                                (603) 778-9700
 (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                               -----------------

                                  Copies To:

      Abbe L. Dienstag, Esq.         Meredith B. Cross, Esq.        Fati Sadeghi, Esq.
Kramer Levin Naftalis & Frankel LLP Wilmer, Cutler & Pickering   Senior Corporate Counsel
         919 Third Avenue              2445 M Street, N.W.     Tyco International (US) Inc.
     New York, New York 10022         Washington, D.C. 20037          One Tyco Park
          (212) 715-9100                  (202) 663-6000       Exeter, New Hampshire 03833
                                                                      (603) 778-9700

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


   Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X] third-party tender offer subject to Rule 14d-1.
   [_] issuer tender offer subject to Rule 13e-4.
   [_] going-private transaction subject to Rule 13e-3.
   [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               -----------------

   This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO filed by Tyco International Ltd., a Bermuda company, and Tyco Acquisition Corp. XXIV (NV), a Nevada corporation and a wholly-owned subsidiary of Tyco, with the Securities and Exchange Commission on August 23, 2001, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 7, 2001, Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 13, 2001 Amendment No. 3 thereto filed with the Securities and Exchange Commission on September 26, 2001, Amendment No. 4 thereto filed with the Securities and Exchange Commission on October 11, 2001, and Amendment No. 5 thereto filed with the Securities and Exchange Commission on October 18, 2001. The Schedule TO relates to the offer by Tyco Acquisition to exchange a fraction of a common share of Tyco, par value $0.20 per share, for each outstanding share of common stock, par value $0.01 per share, of Sensormatic Electronics Corporation, a Delaware corporation. The terms and conditions set forth in the prospectus dated September 10, 2001, amending and restating the prospectus dated August 23, 2001, and in the related letter of transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, and in any amendments or supplements thereto, collectively constitute the offer. The offer is being made pursuant to a merger agreement dated August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee by Tyco, as amended.

   On November 8, 2001, Tyco and Sensormatic issued a press release announcing that the offer, including the subsequent offering period, expired at 5:00 p.m., New York City time, on Wednesday, November 7, 2001. All shares validly tendered have been accepted for exchange. Tyco Acquisition was advised by Mellon Investor Services, the exchange agent for the offer, that a total of 91,954,595 shares were tendered in the offer, including 3,977,713 shares delivered through notice of guaranteed delivery. This constitutes in excess of 90% of the Sensormatic common shares, including common shares issuable upon conversion of the outstanding Sensormatic preferred shares.

   As soon as practicable after the conversion or redemption of all Sensormatic preferred shares, which Sensormatic has called for redemption on November 12, 2001, Sensormatic will be merged with and into Tyco Acquisition with the surviving company becoming a wholly-owned subsidiary of Tyco. Tyco expects that the merger will be accomplished under Delaware's short-form merger procedures without a vote of Sensormatic stockholders. In the merger, Sensormatic stockholders will receive the same consideration of 0.5189 of a Tyco common share per Sensormatic common share as received by Sensormatic stockholders who tendered in the offer.

   A copy of the press release is incorporated by reference into this Schedule TO as Exhibit (a)(15).

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

   Item 12 is amended by adding the following exhibit:

(a)(15) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on
        November 8, 2001 (incorporated by reference to the filing by Tyco International Ltd. on Form 425 on
        November 8, 2001)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2001

                                        TYCO INTERNATIONAL LTD.

                                            /S/ MARK H. SWARTZ
                                        By: ___________________________________
                                            Mark H. Swartz
                                            Executive Vice President and
                                            Chief Financial Officer
                                            (Principal Accounting and Financial
                                             Officer)

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2001

                                        TYCO ACQUISITION CORP. XXIV (NV)

                                            /S/ MARK H. SWARTZ
                                        By: ___________________________________
                                            Mark H. Swartz
                                            Vice President

                                 EXHIBIT INDEX


Exhibit
Number
------
(a)(15) Press Release issued by Tyco International Ltd. and Sensormatic Electronics Corporation on
        November 8, 2001 (incorporated by reference to the filing by Tyco International Ltd. on Form 425 on November 8, 2001)